Exhibit (a)(5)(K)
MEMORANDUM OF UNDERSTANDING
     This Memorandum of Understanding (“MOU”) is entered into as of this 13th day of August, 2009, among the following parties (collectively, the “Parties”), by and through their respective undersigned Counsel:
(i)	IBEW Local Union 98, Louisiana Municipal Police Employees Retirement System, Arthur I. Murphy, Jr., and IBEW Local 35 Pension Fund (collectively, the “Delaware Plaintiffs”), and Arthur I. Murphy, Jr., Scott Zucker, Mariana Martin-Zucker, and David Noven (collectively, the “Florida Plaintiffs”, and together with the Delaware Plaintiffs, the “Plaintiffs”);

(ii)	Wayne Yetter, Peter Brandt, John Clarkson, Donald Denkhaus, Phillip Satow, Robert Savage, Pedro Granadillo, Francois Nader (collectively, the “Individual Defendants”) and Noven Pharmaceuticals, Inc. (“Noven”, and together with the Individual Defendants, the “Noven Defendants”); and

(iii)	Hisamitsu Pharmaceutical Company, Inc. (“Hisamitsu”), Hisamitsu U.S., Inc., and Northstar Merger Sub., Inc. (together with Hisamitsu, the “Hisamitsu Defendants”, and together with the Noven Defendants, the “Defendants”).
     This MOU is intended by the Parties hereto to be a binding agreement that sets forth the terms and obligations of the Parties for the complete and final resolution of the

Lawsuits (as defined herein), including the Parties’ obligations to enter into the Stipulation (as defined herein).
     WHEREAS, on July 14, 2009, Noven and Hisamitsu announced that they had entered into a merger agreement (the “Merger Agreement”), pursuant to which Hisamitsu (1) would make a tender offer (the “Tender Offer”) to Noven’s public shareholders to acquire all of Noven’s outstanding shares for $16.50 per share in cash; and (2) the Tender Offer, if successful, would be followed, after satisfaction or waiver of conditions in the Merger Agreement, by the short-form merger of a subsidiary of Hisamitsu with and into Noven, with Noven surviving as a wholly-owned subsidiary of Hisamitsu (the “Merger” and together with the Tender Offer, the “Proposed Transaction”);
     WHEREAS, on July 23, 2009, Hisamitsu commenced the Tender Offer, which will remain open until August 19, 2009, unless extended pursuant to the terms and conditions contained in the Merger Agreement;
     WHEREAS, between July 15, 2009, and July 23, 2009, three putative class action complaints were filed in the Court of Chancery of the State of Delaware (“this Court”), alleging, inter alia, that the Proposed Transaction was unfair;
     WHEREAS, between July 15, 2009, and July 27, 2009, three putative class action complaints were filed in the Circuit Court of the 11th Judicial Circuit for Miami-Dade County, Florida (the “Florida Court”), alleging, inter alia, that the Proposed Transaction was unfair and that Noven had failed to disclose all material information relating to the Proposed Transaction (the “Florida Lawsuits”);

     WHEREAS, on July 23, 2009, Noven filed a Schedule 14D-9 with various disclosures regarding the Proposed Transaction, the process of negotiating the Proposed Transaction, the board’s analysis of the Proposed Transaction and the advice the board received from its financial and legal advisors;
     WHEREAS, on July 30, 2009, (1) plaintiff IBEW Local Union 98 filed an Amended Complaint in this Court, adding allegations that Noven had failed to disclose all material information relating to the Proposed Transaction to its shareholders; and (2) IBEW Local Union 98 and Louisiana Municipal Police Employees Retirement System together moved before this Court for expedited proceedings solely on the claim that Noven’s disclosures were deficient;
     WHEREAS, on August 5, 2009, (1) this Court held a telephonic hearing on the motion of IBEW Local Union 98 and the Louisiana Municipal Police Employees Retirement System to expedite proceedings; and (2) as a result of that hearing, on or about August 5, 2009, this Court consolidated the three actions filed in this Court under the caption IBEW Local Union 98, individually and on behalf of all others similarly situated v. Noven Pharmaceuticals, Inc. et al., Civil Action No. 4732-CC (the “Delaware Lawsuit”, and together with the Florida Lawsuits, the “Lawsuits”), sua sponte dismissed without prejudice all claims against Hisamitsu in the Delaware Lawsuit, ordered the Noven Defendants to participate in expedited documentary discovery, and scheduled a preliminary injunction hearing for August 17, 2009 at 2:00 p.m. Eastern Standard Time;

     WHEREAS, following this Court’s order granting expedited proceedings in the Delaware Lawsuit, the Noven Defendants produced documents in response to discovery requests by the Delaware Plaintiffs;
     WHEREAS, on or about August 5, 2009, Counsel for the Defendants and Counsel for the Plaintiffs (“Plaintiffs’ Counsel”) commenced arm’s-length negotiations regarding settlement of the claims asserted in the Lawsuits;
     WHEREAS, on August 11, 2009, Plaintiffs’ Counsel sought an order from this Court allowing further discovery in advance of the hearing on Plaintiffs’ motion for preliminary injunction, which motion was granted by this Court on August 12, 2009;
     WHEREAS, on August 11, 2009, Plaintiffs filed their motion for preliminary injunction and opening brief in support of the motion, seeking to enjoin the Tender Offer from being completed pending additional disclosures being made to Noven shareholders, which motion is currently pending before this Court and set for argument on August 17, 2009;
     WHEREAS, Counsel for the Parties have reached an agreement in principle to resolve all claims that have been or could have been or might be asserted in the Lawsuits on the terms and conditions set forth below (the “Settlement”);
     WHEREAS, the Parties recognize that, in light of the significant imposition of time, resources and expenses that would be required to continue to litigate the claims at issue in the Lawsuits, and the substantial risks and uncertainties inherent in such litigation, the interests of the shareholders of Noven and the Defendants would be best served by the Settlement of the Lawsuits, so that the Proposed Transaction may be consummated;
     WHEREAS, the Plaintiffs and each of their Counsel have determined that the Settlement is fair, reasonable, adequate and in the best interests of the Settlement Class (as defined herein);
     WHEREAS, there has been no admission or finding of facts or liability by or against any Party, and nothing herein should be construed as such:
     NOW, THEREFORE, the Parties have agreed in principle as follows:
          1. Defendant Noven will make additional disclosures (the “Supplemental Disclosures”) through the filing of an amendment to the Schedule 14D-9 previously filed with the SEC. Defendants acknowledge that the fact that additional disclosures are being made, with the exception of the disclosures relating to the HSR Act is solely the result of the Plaintiffs’ efforts in the Lawsuits, although the Supplemental Disclosures themselves are the responsibility of Noven. The Schedule 14D-9 amendment, a copy of which is attached to this MOU as Exhibit 1, shall be filed with the SEC no later than five (5) business days prior to the expiration of the Tender Offer (calculated in accordance with SEC Rule 14d-1(g)(3)). Plaintiffs’ Counsel have been provided with a sufficient opportunity to comment on the Supplemental Disclosures and confirm that they adequately address the disclosure concerns raised by the Plaintiffs.
          2. The Parties shall conduct as expeditiously as possible such reasonable additional discovery as necessary for Plaintiffs to confirm the fairness and reasonableness of the terms of the Settlement. Plaintiffs reserve the right to withdraw from this MOU and the proposed Settlement in the event such discovery reveals material new information indicating that the terms of the Settlement are not fair and reasonable.
          3. The Parties shall attempt in good faith to agree upon and to execute as soon as practicable (but in no event later than four weeks after the date of this MOU set forth above) an appropriate stipulation of settlement (the “Stipulation”) and such other documentation as may be required in order to obtain Final Court Approval (as defined below) of the Settlement and the dismissal of the Lawsuits upon the terms set forth herein (collectively, the “Settlement Documents”).

          4. As soon as practical after execution of the Stipulation, the Parties shall seek preliminary approval by this Court of the principal terms of the Settlement, the Stipulation and the Notice of Settlement to be provided to class members. In connection with their request for a preliminary order, the Parties shall request that this Court, pending Final Court Approval of the Stipulation (as defined below), bar and enjoin the Releasing Parties from commencing, prosecuting, instigating or in any way participating in the commencement or prosecution of any action or claim for relief relating to any of the Released Claims against any of the Released Persons.
          5. The Stipulation will provide, inter alia:
          (a) for the complete release, settlement and discharge of all claims, demands, causes of action, judgments and suits, of any kind or nature whatsoever, whether known or unknown, contingent or absolute, disclosed or undisclosed, hidden or concealed, matured or not matured, and whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity, that have been, could have been or in the future can or might be asserted in any of the Lawsuits or in any other court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state statutory or common law relating to alleged fraud, breach of any duty, negligence, violations of the federal securities laws or state laws relating to disclosure) against any of the Defendants and their present or former associates, affiliates, parents, subsidiaries, officers, directors, employees, stockholders, general and limited partners, agents, attorneys, advisors, commercial bankers, trustees, insurers, heirs, executors, personal or legal representatives, estates, administrators, predecessors, successors and assignees (collectively, the “Released Persons”) related to the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth in the complaints filed in any of the Lawsuits, and any public filings or statements (including but not limited to public statements) by any of the Released Persons in connection with the transactions, acts or occurrences described in any of the complaints filed in any of the Lawsuits (collectively, the “Released Claims”); provided, however, that the Released Claims shall not include (i) the right of any person to enforce the terms of the Settlement, or (ii) the right of any Noven shareholder to seek appraisal pursuant to Section 262 of the Delaware General Corporation Law in connection with the Tender Offer;
          (b) that, for the avoidance of doubt, the Released Claims include, without limitation, any claims that the Plaintiffs, the Settlement Class (as defined herein) members, and any other person whose claims are being released (collectively, the “Releasing Parties”) do not know or suspect to exist, which, if known, might affect his, her or its agreement to release the Released Parties, or that might affect his, her or its decision to object to or not object to the Settlement (“Unknown Claims”), and that the Releasing Parties expressly agree, and shall be deemed, to waive any and all provisions, rights and benefits conferred by

California Civil Code §1542 and any other state or federal statutory or principle of common law, which is similar or equivalent to California Civil Code §1542;
          (c) for the conditional certification in the Delaware Lawsuit, for settlement purposes only, of a non opt-out class that includes any and all record and beneficial holders of common stock of Noven at any time during the period beginning on and including July 14, 2009 (the date that the Proposed Transaction was publicly announced), through and including the effective date of consummation of the Merger, and their successors in interest, but excluding the Defendants, their immediate family members, affiliates, successors in interest, heirs, assignees and transferees (the “Settlement Class”);
          (d) that it shall be the sole responsibility of Noven or its successor to provide and administer notice to the Settlement Class members, including the payment of any fees, expenses and costs incurred in connection with providing and administering such notice and the Settlement;
          (e) for entry of a judgment dismissing the Delaware Lawsuits with prejudice and without costs to any party, except as expressly provided herein;
          (f) that, upon Final Court Approval (as defined below), the Releasing Parties shall be permanently barred and enjoined from commencing, prosecuting, instigating or in any way participating in the commencement or prosecution of any action or claim for relief relating to any of the Released Claims against any of the Released Persons; provided however, that nothing in this MOU or in the Stipulation shall be construed to limit the rights of any party to such agreement from seeking to enforce any term, condition or obligation in this MOU or in the Stipulation;
          (g) that each of the Defendants has denied and continues to deny having committed or attempted to commit any violations of law or breaches of fiduciary duty of any kind, and that the parties acknowledge that this Settlement does not create any adverse precedent or basis for subsequent settlements;
          (h) that the Defendants are entering into the Stipulation solely because the proposed Settlement would eliminate the burden, risk and expense of further litigation, and because it is in the best interests of Noven’s stockholders; and
          (i) except for the lawsuits pending in this Court and the Florida Courts, that the Parties are unaware of any other pending action or claim related to the subject matter of the Lawsuits against any Defendant.
          6. The parties to the Stipulation shall present it to this Court for hearing and approval as soon as practicable following appropriate notice to the Settlement Class members (which notice shall be approved by Plaintiffs’ Counsel, and which will be mailed in accordance with the deadlines established by the Court in any preliminary order entered by the Court), and shall use their best efforts to obtain Final Court Approval of the Settlement, and the release and dismissal with prejudice of the Lawsuits. As used in this MOU, “Final Court Approval” of the Settlement means that this Court has entered an Order approving the Settlement in accordance with the Stipulation and that such Order is finally affirmed on appeal, if any, or is no longer subject to appeal; provided, however, and notwithstanding any provision to the contrary in this MOU, Final Court Approval shall not include (and the Settlement is expressly not conditioned on) the approval of attorneys’ fees and the reimbursement of expenses to Plaintiffs’ Counsel as provided in paragraphs 9-12 below, and any appeal related thereto.
          7. The Parties agree that all proceedings in this or any other Court or forum against the Defendants relating to claims or actions asserted in the complaints filed in the Lawsuits shall be stayed, other than such proceedings as are necessary to effectuate the terms of this MOU, the Stipulations and this Court’s approval of the Settlement, including proceedings relating to confirmatory discovery pursuant to paragraph 2 hereof. The Parties shall take such actions as are necessary to effectuate a stay of proceedings, and agree that, pending Final Court Approval of the Settlement, the Defendants shall not be required to answer any complaint or respond to any previously-propounded discovery requests in the Lawsuits. The Parties shall cooperate and use all reasonable efforts to seek and effectuate a stay of any proceedings not pending before this Court.
          8. The Florida Plaintiffs will, upon Final Court Approval, immediately file a Notice of Voluntary Dismissal with Prejudice as to all Defendants in their respective Florida Lawsuits. To the extent necessary, the Defendants shall cooperate with the Florida Plaintiffs to obtain such dismissal with prejudice.
          9. The Plaintiffs and their Counsel intend to petition this Court for an award of fees and expenses in connection with the Delaware Lawsuit (the “Fee

Application”). Any award to Plaintiffs’ Counsel for fees and expenses shall be determined by this Court, or by a later agreement of the Parties (subject to approval of the Court). Defendants reserve the right to oppose the amount of such petition, although they expressly acknowledge that as a result of Plaintiffs’ efforts and the Supplemental Disclosures being made as a result of those efforts, Plaintiffs’ Counsel are entitled to some reasonable fee to be paid by Noven or its successor, subject to the Court’s approval. Neither Plaintiffs, Plaintiffs’ Counsel nor anyone acting on their behalf shall make any application for, or otherwise seek, an award of fees or expenses in the Florida Lawsuits in connection with this Settlement.
          10. In the event that this Court approves the payment of an attorneys’ fee and/or expense award to Plaintiffs, Noven or its successor shall pay such amount by wire transfer of immediately available funds to the law firm of Barrack, Rodos & Bacine, as agent for Plaintiffs’ Counsel, within five (5) business days of the Court order awarding any such fees and/or expenses. In the event that any award of attorneys’ fees and/or expenses were to be reduced or reversed, including if approval of the Settlement is reversed on appeal or otherwise does not become Final, Plaintiffs’ Counsel shall be obligated to refund or repay to Noven or its successor, within five (5) business days, the entire amount received, plus accrued interest. In the event that this Court awards Plaintiffs’ Counsel fees and expenses, Defendants shall have no responsibility for, and no liability with respect to, the fee and expense allocation among Plaintiffs’ Counsel and/or any other person who may assert any claim thereto.
          11. Final resolution by this Court of the Fee Application shall not be a condition of the Settlement or a precondition to the dismissal of the Lawsuits in accordance with the Settlement, and the Stipulation shall provide that the Fee Application may be considered separately from the proposed Settlement. Any order or proceedings relating to Plaintiffs’ petition for an award of attorneys’ fees and expenses, or any appeal from any order relating thereto or reversal or modification thereof, shall not operate to terminate or cancel this Stipulation, and shall not affect the Order and Final Judgment approving this Stipulation or prevent the Settlement from becoming Final.
          12. Notwithstanding any other provision of this MOU, no fees or expenses shall be sought by or paid to Plaintiffs’ counsel in the absence of both (a) approval of the Settlement by an order and judgment entered by this Court, which contains a release of the Released Claims, and (b) either (i) completion of the Tender offer and consummation of the Merger or (ii) termination of the Merger Agreement as a result of the Tender Offer not being completed by reason of the failure of the Minimum Tender Condition (as defined in the Merger Agreement).
          13. This MOU, the Settlement provided for herein and the Stipulation each, except for paragraph 12 above, shall be null and void and of no force and effect if, for any reason Final Court Approval does not occur. In such event, this MOU and the Stipulation and the Settlement shall not be deemed to prejudice in any way the respective positions of the Parties with respect to the Lawsuits, and neither the existence of this MOU, the Stipulation, the Settlement, nor their contents shall be admissible in evidence or shall be referred to for any purposes in any of the Lawsuits or in any other litigation or judicial proceeding. In such event, the Parties shall be returned to their positions immediately prior to the execution of the MOU, including Defendants’ right to oppose certification of any class in any future proceeding. A decision by this Court to decline to award the amount of attorneys’ fees and expenses requested by Plaintiffs’ Counsel, or any at all, or a subsequent modification of an award of attorneys’

fees, shall not be grounds for construing the MOU, the Stipulation, or the Settlement to be null and void or terminated.
          14. Except regarding attorneys fees and expenses, the mailing and administration of appropriate notice to Settlement Class members and the administration of the Settlement, each as set forth herein or in the Stipulation, the Defendants shall have no responsibility for any expenses, costs, damages or fees alleged or incurred by any of the named Plaintiffs, any member of the Settlement Class, any other Releasing Party or any of the attorneys, experts, advisors, agents or representatives of any of them.
          15. If any of the Released Claims, or applications for any other relief based on any of the Released Claims, are asserted against any Released Person in any court or tribunal prior to or following Final Court Approval of the Settlement, Plaintiffs shall support Defendants’ motion to dismiss, stay or transfer such proceedings and shall otherwise use their reasonable best efforts to effect a withdrawal, dismissal or transfer of any of such claims.
          16. This MOU, the Stipulation and the Settlement are not intended to create any obligation for any party to consummate the Merger and shall not modify or expand in any way any party’s rights or obligations under the Merger Agreement, including any amendment thereto, or other Merger-related documents.
          17. This MOU, the Stipulation and the Settlement shall be binding upon and inure solely to the benefit of the Parties and their respective agents, executors, heirs, successors and assigns and others specifically identified herein, and neither the MOU, the Stipulation nor the Settlement is intended, and none should be construed, to create any unintended third party beneficiary rights or interest, except as provided in the Merger Agreement.
          18. This MOU will be executed by Counsel for the Parties, each of whom represents and warrants that he or she has the authority from his or her client(s) to enter into this MOU and to bind his or her clients thereto, subject to ratification of certain of the Boards of the institutional Plaintiffs, and in the case of Plaintiffs’ Counsel (a) that Plaintiffs are the only holders and owners of Plaintiffs’ claims and causes of action asserted in the Lawsuits, (b) that none of Plaintiffs’ claims or causes of action referred to in the complaints filed in the Lawsuits or referred to in this MOU have been assigned, encumbered or in any manner transferred in whole or in part, and (c) that all Counsel for Plaintiffs agree not to seek any payment of attorneys’ fees and expenses in connection with approval of the Settlements from any Released Person, other than as set forth herein or in the Stipulation.
          19. This MOU may be executed in counterparts by any of the signatories hereto, including by facsimile, and as so executed shall constitute one agreement.
          20. This MOU may be modified or amended only in writing signed by all of the signatories hereto.
          21. This MOU, the Stipulation and the Settlement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the Delaware principles governing choice of law. The Parties agree that any dispute arising out of or relating in any way to this MOU, the Stipulation or the Settlement shall not be litigated or otherwise pursued in any forum or venue other than this Court, and the Parties expressly waive any right to demand a jury trial as to any such dispute.
          22. The provisions contained in this MOU, the Stipulation and the Settlement shall not be deemed a presumption, concession or admission by any Defendant of any fault, liability or wrongdoing as to any facts or claims that have been or might be alleged or asserted in the Lawsuits or any other action or proceeding that has been, will be or could be brought, and shall not be interpreted, construed, deemed invoked, offered or received in evidence or otherwise used by any person in the Lawsuits or in any other action or proceeding, whether civil, criminal or administrative, for any purpose other than as provided expressly herein. The provisions of this paragraph shall survive any nullification or voiding of this MOU.
     IN WITNESS WHEREOF, the Parties have executed this Memorandum of Understanding effective as of the date set forth above.

  /s/ Jeffrey W. Golan

M. Richard Komins
Jeffrey W. Golan
Julie B. Palley
BARRACK, RODOS & BACINE
3300 Two Commerce Square
2001 Market Street
Philadelphia, PA 19130
(215) 963-0600
Attorneys for Plaintiffs IBEW Local Union 98 and Louisiana Municipal Police Employees Retirement System
  /s/ John B. Missing

John B. Missing
DEBEVOISE & PLIMPTON LLP
555 13th St. NW
Washington, DC 20004
(202) 383-8000
Caroline H. Moustakis
DEBEVOISE & PLIMPTON LLP
919 Third Ave.
New York, NY 10022
(212) 909-6000
Attorneys for Defendants Hisamitsu Pharmaceutical Co., Inc., Hisamitsu U.S., Inc., and Northstar Merger Sub., Inc.

  /s/ Eduard Korsinsky

Eduard Korsinsky
Juan E. Monteverde
LEVI & KORSINSKY LLP
30 Broad Street, 15th Floor
New York, NY 10004
(212) 363- 7500
Attorneys for Plaintiffs Scott Zucker and Mariana Martin-Zucker
  /s/ Sandra C. Goldstein

Sandra C. Goldstein
CRAVATH, SWAINE & MOORE LLP
Worldwide Plaza
825 Eighth Ave.
New York, NY 10019
(212) 474-1000
Attorneys for Defendants Noven Pharmaceuticals Inc., Wayne P. Yetter, Peter Brandt, John G. Clarkson, Donald A. Denkhaus, Phillip M. Satow, Robert G. Savage, Pedro Granadillo, and Francois Nader

  /s/ Jonathan M. Stein

Jonathan M. Stein
Stuart A. Davidson
Cullin A. O’Brien
COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP
120 E. Palmetto Park Road, Suite 500
Boca Raton, FL 33432
(561) 750-3000

Randall Baron
David Wissbroecker
COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP
655 West Broadway, Suite 1900
San Diego, CA 92101
(619) 231-1058
Attorneys for Plaintiffs Arthur I. Murphy, Jr., IBEW Local 35 Pension Fund, and David Noven

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